Shareholder Rebuttal to The Procter & Gamble Company (P&G)
Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Procter & Gamble Company
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for shareholder proposal # 1 – Say on Political Contributions

Dear P&G Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  The Proponent believes that the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by P&G’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the Company’s political spending, and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

Current Company practice involves no shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in Company name which impact both Company name and shareholder value.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 1 following the instruction provided on the management’s proxy mailing.

At P&G, company executives and senior company managers deliberate, as described in P&G policies, regarding where any Company or political action committee (PAC) contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the management team, rather than the expressed values of P&G.  The Proponent believes that corporate and PAC contributions given by P&G must reflect the stated Company values as defined by the corporation.   It appears that, in principle, P&G agrees, in that P&G changed its policy with regard to its PAC, The Procter & Gamble Company Good Government Fund (P&G GGF), to include new language stating that “the GGF is generally based on any or all of the following criteria . . . and whether a candidate’s public positions and statements are congruent with the Company’s Purpose, Values, and Principles.”  However, in practice, we believe political contributions by the company are not reflective of this commitment.

The Proponent views the Company’s values to be illustrated by the Company’s Our Values and Policies booklet, its nondiscrimination policies, and its webpage devoted to “Sustainability” as well as public commitments regarding environmental stewardship, climate change, and sustainable development.  In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of P&G (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our Company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our Company’s values. Management’s assertion that “the GGF uses a data-driven approach that holistically looks at the implications a donation may have on the business…that will best support the Company’s purpose of touching and improving consumers’ lives” implies that the GGF already has the data that would provide shareholders with the information necessary to assess the risks implicit in political spending on “Individual candidates [that] may be supportive on some issues and opposed on others.” [As acknowledged by P&G.] The proposal requests that this analysis, that appears from the Opposition Statement to already have been conducted, be made available to shareholders for review.

Despite our Company’s publically stated values, the proponent has found numerous instances in which P&G GGF provided financial support to politicians and committees that work contrary to P&G corporate, environmental and nondiscrimination goals.

With regard to corporate goals, P&G’s website “Feeding America” and subtitled “P&G and Feeding America: Fighting Hunger” states “P&G’s Purpose is to touch and improve lives, now and for generations to come.... By partnering with Feeding America to invest in child hunger initiatives and through product donations, we improve quality of life for families in need throughout the U.S.”  These public comments are signed by Bob McDonald, Chairman of the Board, President and Chief Executive Officer of our company.  The Proponent believes that even a penny of political contribution to ANY politician working against P&G’s stated goal of feeding kids must be weighed very carefully against the damage to P&G’s carefully constructed brand image, corporate reputation and shareholder value that could occur if the larger public became aware of this inconsistency in P&G’s corporate actions versus stated goals.

Yet, twenty eight congressional candidates received contributions from GGF in 2011 and 2012, following their votes against S.3307 “Healthy, Hunger-Free Kids Act of 2010 - Title I: A Path to End Childhood Hunger - Subtitle A: National School Lunch Program” in 2010.  S.3307 passed with only 36% of House members voting against S.3307 and the Senate supporting the bill unanimously. Yet, GGF contributed over one hundred thousand dollars in support of 28 anti-S.3307 candidates for an average amount received of $3,661 per candidate:

Recipient's Name	Amount (2011/2012)
Alexander, Rodney	2,500
Austria, Steve	2,000
Bishop, Rob	2,000
Blackburn, Marsha	2,000
Boehner, John	20,000
Boustany, Charles	3,500
Brady, Kevin	5,000
Burgess, Michael	1,000
Calvert, Ken	1,000
Camp, David	7,500
Cantor, Eric	5,000
Davis, Geoff	2,000
Flake, Jeff	2,000
Granger, Kay	1,000
Jordan, Jim	2,500
Lance, Leonard	5,000
Latta, Robert	2,000
McCarthy, Kevin	3,000
Paulsen, Erik	4,000
Pitts, Joseph	5,000
Reed, Tom	3,500
Roskam, Peter	2,000
Schmidt, Jean	5,000
Shimkus, John	2,000
Tiberi, Patrick	5,000
Turner, Michael	1,000
Upton, Frederick	5,000
Wilson, Addison	1,000
Total	102,500

Average Amount	3,661

Contrary to the consumer centered language used in the Opposition statement, journalist Mark Schapiro writes that “in the United States [P&G] has been one of the leading backers of a nationwide campaign to weaken [consumer protection through the courts]….  [O]ver the past decade, Procter & Gamble has been a major contributor to efforts by American corporations to limit the ability of citizens to sue companies for harm done by their products and to limit damage awards when and if they lose. Much of that effort has been focused on judicial races in the states, where product-liability cases are most frequently heard."1

1 Schapiro, Mark. Exposed: The Toxic Chemistry of Everyday Products and What's at Stake for American Power. (White River Junction, VT: Chelsea Green Publishing, 2007) 38 .

The Proponent believes the votes and policy stances of many congressional candidates supported by the GGF are in opposition to P&G’s nondiscrimination policy stating that “we do not discriminate against individuals on the basis of…sexual orientation, gender identity and expression...” and in opposition to P&G’s publically stated “long-term environmental sustainability vision.”  The following is a short list of some of the most egregious P&G GGF contributions:

•
Dave Camp (2002-2011 support): $23,000; with $7,500 in 2011 alone. Mr. Camp voted AGAINST prohibiting job discrimination based on sexual orientation, against hate crimes legislation, and against the American Clean Energy and Security Act of 2009 (H.R. 2454) and FOR barring the Environmental Protection Agency (EPA) from regulating greenhouse gases (H.R. 910).

•
Eric Cantor (2004-2011 support): $22,500. Mr. Cantor voted AGAINST prohibiting job discrimination based on sexual orientation and against hate crimes legislation, while he voted FOR banning equal marriage rights by constitutionally defining marriage as that between one man and one woman.  He voted against the American Clean Energy and Security Act of 2009 and repeatedly voted against tax incentives meant to support renewable energy.  He also voted in favor of barring the EPA from regulating greenhouse gases.

•
John Boehner (1998-2012 support): $43,500. Mr. Boehner voted against the American Clean Energy and Security Act of 2009 and against multiple tax credits to support renewable energy. He also voted against the repeal of Don’t Ask/Don’t Tell, against hate crimes legislation, and against job discrimination based upon sexual orientation, while he voted in favor of a constitutional amendment that would ban equal marriage rights.  He also voted for banning adoptions by gay families in Washington, D.C.

•
Frederick Upton (2008-2011 support): $7,000. Mr. Upton voted against the American Clean Energy and Security Act of 2009, as well as against the repeal of Don’t Ask/Don’t Tell and against hate crimes legislation. He failed to support the prohibition of job discrimination based upon sexual orientation, and he voted YES to both constitutionally define marriage as one-man-one-woman and to create a constitutional amendment banning equal marriage rights. He also voted in favor of banning adoptions by gay families in Washington, D.C. Additionally, Mr. Upton voted to open the Outer Continental Shelf to oil drilling and voted in favor of barring the EPA from regulating greenhouse gases.  He voted against tax credits for renewable energy and in favor of authorizing construction of new oil refineries.

•
Patrick Tiberi (2000-2011 support): $25,500: Mr. Tiberi voted against the American Clean Energy and Security Act of 2009, as well as against the repeal of Don’t Ask/Don’t Tell and against hate crimes legislation. He also voted in favor of constitutionally defining marriage as one-man-one-woman and for constitutionally banning equal marriage rights. Mr. Tiberi voted YES on opening the Outer Continental Shelf to oil drilling and on barring the EPA from regulating greenhouse gases.  He voted against several tax incentives for renewable energy and against keeping a moratorium on drilling for oil offshore.

•
In 2010, every single one of these candidates listed above (Mr. Camp, Mr. Cantor, Mr. Boehner, Mr. Upton, and Mr. Tiberi)  voted against S.3307 “Healthy, Hunger-Free Kids Act of 2010 - Title I: A Path to End Childhood Hunger - Subtitle A: National School Lunch Program”.

In the opinion of the Proponent, both the corporate and PAC political contributions have become an issue of corporate governance at P&G. The Proponent contends that reflecting P&G’s values in ALL Company actions, including the political contributions of the P&G GGF which bears the Company brand, is a requisite part of GOOD governance.

Given that the Company’s Opposition Statement explains that the P&G GGF now evaluates whether a candidate’s public positions and statements are congruent with the Company’s Purpose, Values, and Principles, in the opinion of the Proponent, it is essential that shareholders are able to access the reasoning behind corporate political contributions which appear to contradict stated Company  values.

In summary, the Proponent believes that P&G completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with P&G’s actual political contributions.

We urge you to vote “FOR” proxy item #1. Should you have any proposal-specific questions please feel free to contact us at info@northstarasset.com.

NorthStar Asset Management, Inc.

Date: September 19, 2012

	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 1 following the instruction provided on the management’s proxy mailing.